UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 12, 2026

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On August 12, 2026, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended June 30, 2026. A copy of the earnings release is attached hereto as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statement on Form F-3 (Registration Statement No. 333-256442) filed with the Securities and Exchange Commission (“SEC”) on May 24, 2021 (and subsequently amended on July 7, 2021), Form S-8 (Registration Statement No. 333-218498) filed with the SEC on June 5, 2017 and Form S-8 (Registration Statement No. 333-298000) filed with the SEC on August 5, 2026, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Earnings release of Yatra Online, Inc. dated August 12, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: August 12, 2026	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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